UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            BELLAVISTA CAPITAL, INC.
                            (Name of Subject Company)

                            BELLAVISTA CAPITAL, INC.
                     (Name(s) of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                      NONE
                      (CUSP Number of Class of Securities)

                            MICHAEL RIDER, PRESIDENT
                            BELLAVISTA CAPITAL, INC.
                          420 FLORENCE STREET SUITE 200
                               PALO ALTO, CA 94301
                                 (650) 328-3060

                                    Copy to:

                             JAY L. MARGULIES, ESQ.
                            THELEN REID & PRIEST LLP
                           225 WEST SANTA CLARA STREET
                                   SUITE 1200
                             SAN JOSE, CA 95113-1723
                                 (408) 292-5800

 (Name, address (including zip code) and telephone number (including area code)
   of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is BellaVista Capital, Inc., a Maryland corporation (the "Company"). The address of the principal executive office of the Company is 420 Florence Street Suite 200, Palo Alto, California 94301. The Company's telephone number at that address is (650) 328-3060.

     The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $0.01 per share (the "Shares"). The number of Shares outstanding as of March 31, 2005 was 14,991,325.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule 14D-9 is being filed by the Company. The name, address and telephone number of the Company are set forth in Item 1 above.

     This Schedule 14D-9 relates to a tender offer (the "Offer") made on June 22, 2005 by Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 (TE), LLC; SCM Special Fund, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Special Fund 8, LLC; MPF DeWaay Premier Fund, LLC; MPF-NY 2005, LLC (collectively, "MPF") to purchase up to 1,400,000 Shares at a purchase price equal to $2.25 per Share, less the amount of any dividends declared or made with respect to the Shares between June 22, 2005 and July 22, 2005 or a later date to which the Offer may be extended, upon the terms and subject to the conditions set forth in an Offer to Purchase dated June 22, 2005.

     As set forth in MPF's Schedule TO filed with the Securities and Exchange Commission (the "SEC") on June 22, 2005, the principal executive offices of MPF is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Not applicable.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     The Company's Board of Directors (the "Board") has reviewed and carefully considered the Offer and has concluded that the consideration provided by the Offer is inadequate to the shareholders of the Company.

     The Board unanimously recommends that shareholders reject the Offer and not tender their Shares. Shareholders are urged to carefully consider the following factors and information set forth in the Letter to the Shareholders, dated as of July 1, 2005, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past sixty (60) days, no transactions with respect to the Shares have been effected by the Company or its executive officers, directors and affiliates.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

     The information set forth in the Letter to the Shareholders, dated as of July 1, 2005, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference.

ITEM 9. EXHIBITS.

     (a)(1) Letter to Shareholders dated July 1, 2005.

     (e)    Not applicable.

     (g)    Not applicable.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 1, 2005                     BellaVista Capital, Inc


                                           /s/ Michael Rider
                                         ---------------------------------
                                         Name:   Michael Rider
                                         Title:  President

                                 Exhibit (a)(1)

                             BELLAVISTA CAPITAL, INC.
                               420 FLORENCE STREET
                                    SUITE 200
                           PALO ALTO, CALIFORNIA 94301

Dear Fellow Shareholder:

     I am writing to you on behalf of the entire Board of Directors (the "BOARD") of BellaVista Capital Inc. ("BELLAVISTA").

     As you probably know by now, a group of investors associated with Mackenzie, Patterson & Fuller (collectively, "MPF") have made an unsolicited tender offer (the "OFFER") to you and your fellow shareholders to purchase up to 1,400,000 shares of BellaVista's common stock (the "SHARES").

     MPF are offering you and your fellow shareholders a price of $2.25 per Share. You may have received information from MPF regarding the other terms and conditions of the Offer and may also have seen that information on Schedule TO ("SCHEDULE TO") filed by MPF with the Securities and Exchange Commission (the "SEC") on June 22, 2005. A copy of Schedule TO is posted on the SEC's website at http://www.sec.gov.

     BellaVista is required by the SEC's rules to either (1) make a recommendation whether you should accept or reject the Offer or (2) state that BellaVista is remaining neutral with respect to the Offer.

     The Board has reviewed and carefully considered the Offer and concluded that the price offered to BellaVista shareholders for their shares is inadequate.

     ACCORDINGLY, THE BOARD UNANANIMOUSLY RECOMMENDS THAT YOU AND YOUR FELLOW STOCKHOLDERS REJECT THE OFFER AND NOT TENDER ANY SHARES IN CONNECTION WITH THE OFFER.

     The reasons for the Board's recommendation are discussed below.

     THE OFFERED PRICE WAS ESTABLISHED BASED ON MPF'S OBJECTIVES AND NOT NECESSARILY IN THE BEST FINANCIAL INTEREST OF BELLAVISTA'S
     SHAREHOLDERS.

     In Schedule TO, MPF indicated that the Offer is being "made for investment purposes and with the intention of making a profit from the ownership of the Shares." MPF also acknowledged that they were "motivated to establish the lowest price which might be acceptable" to you and your fellow BellaVista's shareholders.

     The Board believes that these statements demonstrate that the price that is being offered to you has been established based solely on MPF's financial and business objectives and not with the best interest of the BellaVista's shareholders in mind. Also, in determining the amount to be offered to BellaVista shareholders for your Shares, MPF used a so-called liquidity discount which reduces the value of the Shares on the assumption that they cannot be easily sold. It is not clear to the Board that the liquidity discount used by MPF is appropriate or the correct measure.

     The Board believes that the liquidation value of $3.89 per Share as described in BellaVista's February 28, 2004 proxy statement and the per Share price of $3.62 offered in connection with BellaVista's recent tender offer more closely reflects the current and proper value of your Shares. These values are significantly higher than the $2.25 per share offer made by MPF and we believe represent fair consideration.

     THE PRICE DOES NOT ADEQUATELY ACCOUNT FOR THE BENEFIT OF THE NET OPERATING LOSSES TO BE REALIZED BY SHAREHOLDERS.

     As we noted in our recent public filings, BellaVista has approximately $90 million in Net Operating Loss carry forwards which will allow BellaVista to retain more of the income made from our new investments. This potentially will result in a higher return on investment to BellaVista which, in turn, allows us to distribute a higher return to you and your fellow shareholders. The Board believes this will result in increased Share value. Our view is that the Offer does not adequately account for the value of the benefits of the Net Operating Loss carry forwards.

     THE CONCENTRATED OWNERSHIP OF A LARGE BLOCK OF SHARES MAY AFFECT DECISIONS MADE BY BELLAVISTA IN A MANNER DISADVANTAGEOUS TO OTHER STOCKHOLDERS.

     If MPF acquire the desired percentage of Shares that constitute the Offer, they will become BellaVista's largest affiliated shareholder group and voting block, owning almost 9.5% of our outstanding shares. This concentration of ownership may influence business decisions in a manner that adversely affects you and the remaining shareholders.

     THE TERMS OF THE OFFER MAY NOT ALLOW A SHAREHOLDER TO DISPOSE OF ALL
     SHARES.

     In Schedule TO, MPF indicated that if more than 1,400,000 Shares are tendered and not withdrawn, MPF will accept for payment and pay for only 1,400,000 Shares tendered, on a pro rata basis according to the number of Shares so tendered. Therefore, if the pre-established threshold is not met under the Offer, you may be unable to fully dispose of your investment in BellaVista.

     As you know, BellaVista recently conducted a tender offer which afforded you and your fellow shareholders an opportunity to sell your Shares. That tender offer has concluded and BellaVista has not committed to a date to undertake another tender offer. The Board cannot assure you that the consideration to be paid by MPF in connection with the Offer represents fair value, but you should carefully evaluate your short term and long term financial objectives with respect to your investment in BellaVista.

     You should make your own decision whether to tender or refrain from tendering your Shares and should consider a multitude of factors including (i) your investment objectives, (ii) your financial circumstances including risk tolerance and need for liquidity, (iii) your views as to BellaVista's prospects and outlook, (iv) an analysis and review of all publicly available information about us, (v) other financial opportunities available to you, (vi) your own tax position and tax consequences, and (vii) other factors that you may deem relevant. Under any circumstances, you should be aware that a sale of your Shares will have tax consequences that could be adverse.

     PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

     If you need further information about your options, please feel free to contact us at 420 Florence Street, Suite 200, Palo Alto, Calfornia 94301 or by telephone at (650) 328-3060.

                                         Sincerely,


                                         Michael Rider